For Immediate Release – February 16, 2006

Vancouver, Canada — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold a conference call to discuss its year end results on Thursday, February 23, 2006 at 7:00 a.m. PST (10:00 a.m. EST). John Sheridan, Chairman and Interim President and Chief Executive Officer; Dave Smith, Chief Financial Officer; Noordin Nanji, Vice President Marketing and Business Development; and Chris Guzy, Vice President and Chief Technology Officer will participate in the call.

Access to the call may be obtained by calling the operator at 416-644-3415 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 416-640-1917. The confirmation number to access the playback is 21173924#. The audio web cast can be accessed on Ballard’s web site at www.ballard.com, and will be archived for replay for two weeks.

About Ballard

Ballard Power Systems is recognized as the world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information please contact Megan Helmer at 604-412-3195. Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.